ISSUER FREE WRITING PROSPECTUS
Dated December 16, 2011
Filed Pursuant to Rule 433
Registration No. 333-170298

AMERICAN REALTY CAPITAL TRUST III, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust III, Inc. (the “Company”) filed a registration statement on Form S-11 (including the prospectus dated March 31, 2011) with the SEC on November 3, 2010 and the registration statement became effective on March 31, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus and supplements thereto are available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1503828/000114420411064595/v240532_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411056842/v236662_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411051643/v234321_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411048785/v232883_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411045349/v230920_424b3.htm and http://www.sec.gov/Archives/edgar/data/1503828/000114420411019516/v217164_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The Company issued the following press release on December 14, 2011:

CONTACTS

From: Anthony J. DeFazio	For: Brian S. Block, EVP & CFO
DeFazio Communications, LLC	American Realty Capital Trust III, Inc.
tony@defaziocommunications.com	bblock@arlcap.com
Ph: (484-532-7783)	Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

American Realty Capital Trust III Acquires
A Dollar General Store and Social Security Administration Building

New York, NY, December 14, 2011 – American Realty Capital Trust III, Inc. (the “Company”) announced that on December 12, 2011, the Company closed its acquisition of a fee-simple interest in one free standing Dollar General store located in Birmingham, Alabama at a purchase price of approximately $1.3 million, exclusive of closing costs. In addition, on December 13, 2011, the Company closed its acquisition of a fee-simple interest in a Social Security Administration building located in Cocoa, Florida at a purchase price of approximately $2.0 million, exclusive of closing costs. These acquisitions increase the total size of the Company’s portfolio to approximately $54.7 million. The acquisitions total approximately 17,000 rentable square feet.

The Dollar General property is 100% leased to a subsidiary of Dollar General Corp. (NYSE: “DG”). Dollar General Corp. has guaranteed the tenant’s obligations under the lease. The lease has a 15-year term and expires in November 2026.

The Social Security Administration property is 100% leased to the United States of America, which has an investment grade credit rating as determined by major credit rating agencies. The original lease term is 10 years with 8.2 years currently remaining.

American Realty Capital Trust III, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Trust III, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

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